UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to RULE 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-35368

MICHAEL KORS HOLDINGS LIMITED

(Translation of registrant’s name into English)

c/o Michael Kors Limited

Unit 1001, 10/F, Miramar Tower

132 Nathan Road

Tsim Sha Tsui, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Michael Kors Holdings Limited (the “Company”) is furnishing this current report on Form 6-K/A to amend its current report furnished on November 13, 2012 reporting its financial results for the three and six months ended September 29, 2012 and October 1, 2011 (the “Second Quarter Report”). The Exhibit 99.2 to the Second Quarter Report is hereby amended and restated in its entirety as set forth in Exhibit 99.2 to this current report on Form 6-K/A. In addition, the Exhibit 99.1 to the Second Quarter Report is herby furnished in this report for the convenience of the reader.

The Company is filing this Form 6-K/A to amend the table which supports the discussion on page 10 in Exhibit 99.2 (Management’s Discussion and Analysis) of the Second Quarter Report, and replaces in full the table originally furnished with the Second Quarter Report regarding income from operations for the six months ended September 29, 2012 and October 1, 2011. Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, revise, update or amend the information presented in the Second Quarter Report or reflect any events that have occurred after the filing of the Second Quarter Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICHAEL KORS HOLDINGS LIMITED

Date: November 14, 2012	By:	/s/ Joseph B. Parsons
	Name:	Joseph B. Parsons
	Title:	Executive Vice President, Chief Financial Officer, Chief Operating Officer & Treasurer

Exhibit Index

Exhibit No.	Description

99.1	Consolidated Interim Financial Statements for the Three and Six Months Ended September 29, 2012 and October 1, 2011.

99.2	Management’s Discussion and Analysis for the Three and Six Months Ended September 29, 2012 and October 1, 2011.